URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

September 17, 2007

VIA EDGAR CORRESPONDENCE

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Re:	URS Corporation Registration Statement on Form S-4, as filed on September 18, 2007 (File No. 333-146136)
Dear Ms. Long:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, URS Corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective as soon as practicable. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins LLP, Attention: Steven B. Stokdyk, by facsimile at (213) 891-2763. Mr. Stokdyk’s direct line is (213) 891-7421.
     The Registrant acknowledges the following:
•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance in this matter.

Sincerely yours, URS Corporation
By:	/s/ Charles Szurgot
	Name:	Charles Szurgot
	Title:	Securities and Corporate Counsel